UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

COMMISSION FILE NO. 1-34242

DNB FIRST 401(k) RETIREMENT PLAN

4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

DNB FINANCIAL CORPORATION
4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Name of issuer of the securities
held pursuant to the Plan and the
address of its principal executive office)

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Table of Contents

Item 1 and 2. Financial Statements
Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-12

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Exhibit

Consent of Fischer Cunnane & Associates Ltd, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and Administrators
  of the DNB First 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of DNB First 401(k) Retirement Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

June 26, 2015
West Chester, Pennsylvania

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	December 31
	2014	2013
Assets:

Investments, at fair value:
Mutual funds	$2,611,272	$2,111,770
Collective investment funds	3,011,052	3,344,776
Money market funds	566	361
Common Stock	2,842,085	2,756,970
	8,464,975	8,213,877

Receivables:
Employer's contribution	63,049	60,582

Total Assets	8,528,024	8,274,459

Liabilities:

Accrued expenses	10,745	6,047

Total Liabilities	10,745	6,047

Net assets available for benefits at fair value	8,517,279	8,268,412

Adjustment from fair value to contract value for
fully benefit responsive investment contract	(3,978)	(2,619)

Net Assets Available for Benefits	$8,513,301	$8,265,793

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Changes in Net Assets Available for Benefits
December 31, 2014 and 2013

	Year Ended December 31
	2014	2013
Additions:

Investment Income:
Net appreciation in fair value of instruments	$234,020	$1,349,799
Dividends, interest and other	161,484	105,492
	395,504	1,455,291

Contributions:
Participants'	603,213	547,173
Employer's	248,058	232,942
Rollovers	21,336	50,848
	872,607	830,963
Total Additions	1,268,111	2,286,254

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	976,428	612,680
Investment expenses	44,175	39,442
Total Deductions	1,020,603	652,122

Net Increase	247,508	1,634,132

Net Assets Available for Benefits
Beginning of Year	8,265,793	6,631,661
End of Year	$8,513,301	$8,265,793

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements

NOTE 1 − DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General.  The Plan is a defined contribution plan, which covers employees of DNB First, a wholly owned subsidiary of DNB Financial Corporation (the “Company”).  Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.  Each year, participants may contribute an amount up to 100% of pre-tax annual compensation.  For 2014 and 2013 this was limited to $17,500, excluding rollover contributions and catch-up contributions, as defined by the IRS.  Plan provisions provide for an automatic elective deferral contribution feature.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at its discretion, match contributions each year.  In 2014 and 2013, the Company did not make any matching contributions. The Plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions. No additional discretionary contributions were made for 2014 and 2013.  Qualified non-elective contributions (“QNEC”) for 2014 and 2013 were $248,058 and $232,942, respectively.  Participants are not required to be an active participant at the end of the Plan year to be included in the qualified non-elective contributions. All qualified non-elective contributions were invested in Company stock.

Vesting. Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon. Participants are 100% vested in additional discretionary contributions made by the Company after three years of vested service.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses and Plan losses.  Allocation of expenses are based on participant earnings or account balances, as defined.

Participant Loans. The Plan does not allow Participants to borrow from their fund accounts.

Plan Termination. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits. In general, amounts held in the participant’s account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled.  At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account.  Participants may also withdraw funds in certain situations.

As of December 31, 2014 and 2013, $718,173 and $1,175,525, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the Company, but have not been paid.

Forfeited Accounts.  Forfeited accounts are used to reduce employer contributions, used to pay plan expenses or allocated among participant accounts at the discretion of the Company.  During 2014, forfeited accounts of $94 were used to pay plan expenses.  During 2013, forfeited funds of $204 were used to reduce the QNEC and pay plan expenses. There was $1,774 and $1,735 of forfeited accounts available for use at December 31, 2014 and 2013, respectively.

Administrative Expenses.  Each participant's account is charged with an allocation of certain administrative expenses.  Allocations of expenses are based on participant earnings or account balances, as defined.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 2 − SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation.  The financial statements of the DNB First 401(k) Retirement Plan have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates.   The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition.  The Plan’s investments are stated at fair value (see Note 7), with the exception of the Morely Stable Value Fund, which is discussed separately below.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Collective Investment Funds.  On August 2, 2012, Plan management signed a participation agreement with TD Ameritrade Trust Company and began investing in several collective investment funds.  These funds invest primarily in exchange traded funds (ETFs).  Also on August 2, 2012, Plan management signed a participation agreement with Union Bond and Trust Company (“UBTC”) and began investing in the Morley Stable Value Fund, a collective investment fund.  The Morley Stable Value Fund invests in investment contracts issued by insurance companies and other institutions.

The Plan’s investment in the Morley Stable Value Fund is included in the statement of net assets available for benefits at fair value, along with a corresponding adjustment to reflect fully benefit responsive contracts at contract value.  Contract value represents contributions made to the Morley Stable Value Fund, plus earnings, less participant withdrawals and administrative expenses.  Contract value is reported to the Plan by UBTC, through an independent pricing service approved by the Trustee.   The statement of changes in net assets available for plan benefits is prepared on a contract value basis.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

The crediting interest rate for the Morley Stable Value fund was 1.800% and 1.386% for the years ended December 31, 2014 and 2013, respectively.

Payments of Benefits.  Benefits are recorded when paid.

Recent Accounting Pronouncement.  In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”).  ASU 2015-07 permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value (“NAV”) per share of the investment in order to address the diversity in practice related to how certain investments measured at NAV with redemptions dates in the future are categorized within the fair value hierarchy.  This ASU eliminates the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy.  Reporting entities should continue to disclose information on investments for which fair value is measured at NAV as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from the NAV.  ASU 2015-07 is to be applied retrospectively and is effective for interim and fiscal years beginning after December 15, 2015.  Early adoption is permitted.  Plan management is currently evaluating the impact that ASU 2015-07 will have on the Plan’s financial statements.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 3 – EXEMPT PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Schwab Trust is the Trustee for all Plan investments except for the collective investment funds. TD Ameritrade Trust Company (“TD Ameritrade”) is the Trustee for these funds. Newport Group Retirement Plan Services (“Newport”) is the Plan’s administrator and record-keeper. The Plan’s investments include nineteen mutual and money market funds, seven collective investment funds, and DNB Financial Corporation’s common stock. Newport, Schwab Trust and its affiliates, and TD Ameritrade are parties-in-interest to the Plan. DNB Financial Corporation is also a party-in-interest to the Plan.

NOTE 4 − TAX STATUS

The Plan is currently evidenced by a prototype document sponsored by Newport Group Retirement Plan Services. Newport Group Retirement Plan Services has received a determination letter dated March 31, 2014 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code.  The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Newport Group Retirement Plan Services.  The Plan administrator and the Plan’s tax counsel believe that the Plan has been and is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 5 − INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2014 and 2013 are as follows:

	December 31
	2014	2013
TD Ameritrade Strat Alloc Growth	$754,234	$1,200,698
TD Ameritrade Strat Agg Growth	562,182	542,977
TD Ameritrade Strat Alloc Balanced	932,007	867,171
* DNB Financial Corporation Common Stock, $1 par value	2,842,085	2,756,970
Morley Capital Stable Value Fund CL3 (at contract value)	**	439,387

*Represents party-in-interest transactions.
**Not in excess of 5% or more of Plan net assets at December 31, 2014.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 5 − INVESTMENTS - continued

During 2014 and 2013, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $395,504 and $1,455,291, respectively.  The net appreciation in fair value excluding dividends, interest and other is as follows:

	December 31
	2014	2013
Mutual Funds	$43,746	$277,455
Collective Investment Funds	90,878	395,328
Employer Securities	99,396	677,016

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 6 – ADMINISTRATIVE EXPENSES

The Company may pay certain administrative expenses and consulting expenses of the Plan.  All investment and related expenses are paid from the net assets of the Plan.  Administrative and consulting expenses of $44,175 and $39,442 were incurred to parties-in-interest during 2014 and 2013, respectively. Certain expenses are paid through revenue sharing, rather than a direct payment. Such amounts are not material to the Plan’s financial statements.

NOTE 7 – FAIR VALUE MEASUREMENTS

The Plan follows Accounting Standards Codification (“ASC”) 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2014.

•	Mutual funds and money market funds: Valued at the net asset value of shares held by the Plan at year end, based on observable market quotations.

•
Company stock: The fair values of these securities are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

•
Collective investment funds: The collective investment funds invested with TD Ameritrade Trust Company are valued based on the net asset value of their respective underlying investments.  The Morley Stable Value Fund is valued based on the audited financial statements of the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2014

	Total	(Level 1)	(Level 2)	(Level 3)

Collective Investment Funds:
Stable value	$403,222	$—	$403,222	$—
Aggressive allocation portfolio	1,316,416	—	1,316,416	—
Moderate allocation portfolio	1,084,318	—	1,084,318	—
Conservative allocation portfolio	207,096	—	207,096	—
Mutual funds:
Bond	292,763	292,763	—	—
Global bond	64,560	64,560	—	—
Global real estate portfolio	68,557	68,557	—	—
Global equity	31,001	31,001
International equity portfolio	319,623	319,623	—	—
US large cap equity portfolio	803,789	803,789	—	—
US mid cap equity portfolio	730,267	730,267	—	—
US small cap equity portfolio	300,712	300,712	—	—
Money market	566	566	—	—
Company stock	2,842,085	2,842,085	—	—

Total investments	$8,464,975	$5,453,923	$3,011,052	$—

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

	Assets at Fair Value as of December 31, 2013

	Total	(Level 1)	(Level 2)	(Level 3)

Collective Investment Funds:
Stable value	$442,006	$—	$442,006	$—
Aggressive allocation portfolio	1,743,675	—	1,743,675	—
Moderate allocation portfolio	990,170	—	990,170	—
Conservative allocation portfolio	168,925	—	168,925	—
Mutual funds:
Bond	314,193	314,193	—	—
Global bond	89,018	89,018	—	—
Global real estate portfolio	60,762	60,762	—	—
International equity portfolio	311,292	311,292	—	—
US large cap equity portfolio	630,257	630,257	—	—
US mid cap equity portfolio	487,221	487,221	—	—
US small cap equity portfolio	219,027	219,027	—	—
Money market	361	361	—	—
Company stock	2,756,970	2,756,970	—	—

Total investments	$8,213,877	$4,869,101	$3,344,776	$—

The following table summarizes investments measured at fair value based on net asset value per share at December 31, 2014 and 2013, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2014 TD Ameritrade Collective Investment Funds – Strategic Allocation Funds Morley Capital Stable Value Fund	$2,607,830 403,222	N/A N/A	Daily Daily	30 Days 30 Days
December 31, 2013 TD Ameritrade Collective Investment Funds – Strategic Allocation Funds Morley Capital Stable Value Fund	$2,902,770 442,006	N/A N/A	Daily Daily	30 Days 30 Days

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 8 – RECONCILIATION TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 for the years ended December 31:

	2014	2013
Net Assets Available for Benefits - per the Financial Statements	$8,513,301	$8,265,793
Less: Employer's Contribution Receivable	(63,049)	(60,582)
Plus: Accrued Expenses	10,745	6,047
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment	3,978	2,619
Net Assets Available for Benefits - per the Form 5500	$8,464,975	$8,213,877

Total Additions to Net Assets - per the Financial Statements	$1,268,111	$2,286,254
Less: Change in Employer Contribution Receivable	(2,467)	(2,939)
Adjustment: Change in contract value to fair value for fully benefit-responsive investment	1,359	(5,541)
Total Income - per Form 5500	$1,267,003	$2,277,774

Total Deductions to Net Assets - per the Financial Statements	$1,020,603	652,122
Adjustment: Change in Accrued Expenses	(4,698)	(2,054)
Total Expenses - per Form 5500	$1,015,905	$650,068

NOTE 9 – SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 26, 2015, the date on which the financial statements were issued.

Effective January 1, 2015 the plan was amended, among other things, for certain regulatory requirements, to allow participants to elect In-Plan Roth Transfers, to reflect the automatic escalation of affirmatively enrolled participants by 1% of compensation per plan year as of the first day of the Plan year for those participants who have an affirmative election of 0% to 10% , to reflect that in-kind distributions are only available for whole shares of employer stock held in the participant’s account,  to require a terminated participant to take distributions no later than age 65,  to only allow required minimum distributions to be in a lump sum (partial payment provision deleted), to restrict the use of Roth contributions for hardship withdrawals until pre-tax amounts have been exhausted, and to permit deferral election modifications each payroll period.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4i - Assets (Held at End of Year)

EIN: 23-0534545
Plan number: 002	As of December 31, 2014
	Identity of Issuer	Description of Investment	Current Value
		Registered Investment Company
	American Beacon Advisors	American Beacon Large Cap Value	$ 224,154
		Registered Investment Company
	American Funds	American Europacific Fund R6	145,609
		Registered Investment Company
	American Funds	Capital World Bond	64,560
		Registered Investment Company
	Columbia	Columbia Acorn FD CL Z	108,433
		Registered Investment Company
	Columbia	Columbia Small Cap Value II Z	90,246
		Registered Investment Company
	Delaware Investments	Delaware Emerging Markets	119,631
		Employer Security
*	DNB Financial Corporation	DNB Financial Corporation Common Stock	2,842,085
		Registered Investment Company
	Fidelity Investments	Fidelity Spartan Intl Index	54,383
		Registered Investment Company
	Hartford	Hartford Small Cap Growth R5	89,787
		Registered Investment Company
	JP Morgan	JP Morgan Mid Cap Value	336,650
		Registered Investment Company
	MFS	MFS Growth R4	278,305
		Collective Investment Fund
	Morley Capital	Morley Capital Stable Value Fund CL 3	403,222
		Registered Investment Company
	Oppenheimer Funds	Oppenheimer Global Opp Fd Y	31,001
		Registered Investment Company
	Pacific Investment Management Company LLC	Pimco Total Return Fund Instl Class	219,281
		Registered Investment Company
	Russell Investment Co.	Russell GBL Real Estate Securities Fund	68,557
		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Strat Alloc Growth	754,234
		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Strat Alloc Cap Presrv	207,096
		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Strat Alloc Inc & Growth	148,780
		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Strat Agg Growth	562,182
		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Strat Alloc Balanced	932,007
		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Mod Grth	3,531
		Registered Investment Company
*	Charles Schwab and Co., Inc.	Money Market Fund	566
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard 500 Index FD Admiral	301,330
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Mid Cap Index Fund Admiral	285,184
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Small Cap Index Admiral	120,679
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index Adm	50,181
		Registered Investment Company
	Principal Funds, Inc.	Principal High Yield Bonds	23,301
* Represents party-in-interest transactions.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DNB First 401(k) Retirement Plan

	By:	/s/ Gerald F. Sopp
Gerald F. Sopp
Chief Financial Officer and Executive
Vice President
DNB First, National Association

	By:	/s/ Bruce E. Moroney
Bruce E. Moroney
Chief Accounting Officer and Executive Vice President
DNB First, National Association

June 26, 2015

Index to Exhibits

Exhibit No. Under Item 601 of Regulation S-K	Description of Exhibit and Filing Information

23	Consent of Independent Registered Public Accounting Firm